December 6, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

David Manion

Re:	John Hancock Bond Trust (the “Trust”) — File No. 333-283093

Registration Statement on Form N-14

Dear Mr. Oh and Mr. Manion:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 19, 2024, from David Manion of the accounting staff of the Securities and Exchange Commission (the “SEC”) and on November 25, 2024 from Sonny Oh of the SEC disclosure review staff (together, the “Staff”), each with respect to the registration statement on Form N-14 (the “Registration Statement”) related to the registration of shares of John Hancock High Yield Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of High Yield Fund, a series of John Hancock Funds II (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on November 8, 2024, accession no. 0001193125-24-254139.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

With respect to the comments received from Mr. Manion on November 19, 2024, the Trust responds as follows:

Comment 1 — Under “COMPARISON OF EXPENSES” and “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Reasons for the Reorganization,” the Staff notes that the gross and net expense ratios for the Target Fund do not align with the ratios provided in the Target Fund’s annual report on Form N-CSR, dated August 31, 2024.

Response to Comment 1 — The Trust notes that it will revise the fee tables to reflect the correct gross and net expense ratios of the Target Fund as of August 31, 2024.

Comment 2 — On page 17, in the Expense Example, the 10 year figure for the Target Fund appears to be understated. Please confirm the figure is accurate or update as needed.

Response to Comment 2 — The Trust confirms that the information is accurate.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Securities and Exchange Commission December 6, 2024

Comment 3 — On page 24, under “Tax Consequences of the Reorganization,” there is the following disclosure: “Purchases of portfolio securities by the Target Fund are expected to result in brokerage commissions of approximately $42,449 (0.00%, or $0.00 per share).” Please confirm this disclosure is accurate or revise as necessary.

Response to Comment 3 — The Trust confirms that the information is accurate.

With respect to the comments received from Mr. Oh on November 25, 2024, the Trust responds as follows:

Comment 1 — On page 3, under “Where to Get More Information,” please update the date of the SAI in the second bullet and the date of the prospectus at the very bottom of the page.

Response to Comment 1 — The Trust has updated the date of the SAI and the prospectus.

Comment 2 — On page 5, under “PROPOSAL – REORGANIZATION OF HIGH YIELD FUND, a series of JOHN HANCOCK FUNDS II,” please provide the dollar amount and basis points for the direct costs of the Reorganization incurred by the Adviser, Target Fund, and Acquiring Fund.

Response to Comment 2 — The Trust has revised the disclosure to include the dollar amount and basis points for the direct costs of the Reorganization.

Comment 3 — On page 9, under “Investment Objectives and Principal Investment Strategies,” and on page 24, under “Tax Consequences of the Reorganization,” there is the following disclosure: “Purchases of portfolio securities by the Target Fund are expected to result in brokerage commissions of approximately $42,449 (0.00%, or $0.00 per share).” Please confirm this disclosure is accurate or revise as necessary.

Response to Comment 3 — Please see the response above to Comment 2 from Mr. Manion of the accounting staff.

Comment 4 — On page 9, under “Investment Objectives and Principal Investment Strategies,” there is the following disclosure: “The combined fund will continue to follow the fundamental and non-fundamental investment restrictions of the Acquiring Fund.” Please delete the reference to non-fundamental investment restrictions since only the Target Fund has non-fundamental investment restrictions.

Response to Comment 4 — The Trust has revised the disclosure to delete to the reference to non-fundamental investment restrictions.

Comment 5 — On page 20, under “Board Consideration of the Reorganization,” please disclose any adverse considerations by the board.

Response to Comment 5 — The Trust confirms that the Board considered all material factors related to the Reorganization, as they deemed appropriate in their reasonable business judgment.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Securities and Exchange Commission December 6, 2024

Comment 6 — On page 21, under “Board Consideration of the Reorganization,” there is the following disclosure: “Third, on a pro forma basis, the gross and net expense ratios of Class R6 shares of the Acquiring Fund to be received in the Reorganization are expected to be lower than the gross and net expense ratios for the Class 1 share class of the Target Fund to be exchanged, both before and after expense waivers.” Please revise the disclosure to either remove reference to “gross and net” or “before and after expense waivers,” as the explanations are duplicative and unnecessary.

Response to Comment 6 — The Trust has revised the disclosure as follows:

Third, on a pro forma basis, the gross and net expense ratios of Class R6 shares of the Acquiring Fund to be received in the Reorganization are expected to be lower than the gross and net expense ratios for the Class 1 share class of the Target Fund to be exchanged~~, both before and after expense waivers~~.

Comment 7 — On page 29, under “Solicitation of Proxies,” please provide the approximate dollar amount of the cost of the solicitation services.

Response to Comment 7 — The Trust has updated the approximate cost of the solicitation services.

Comment 8 — In the Part C, under Item 15, the Staff notes that the information incorporated by reference should be hyperlinked.

Response to Comment 8 — The Trust acknowledges the Staff’s comment and will ensure that items are hyperlinked in future filings.

Comment 9 — In the Part C, under Item 16, the Staff notes that accession numbers are included for the exhibits but notes that 1933 Act file numbers should be referenced.

Response to Comment 9 — The Trust acknowledges the Staff’s comment and will ensure filing numbers are included in future filings.

Comment 10 — In the Part C, under Item 12 – Form of Tax Opinion of K&L Gates LLP on Tax Matters, please confirm if a consent to the inclusion of the opinion is required.

Response to Comment 10 — The Trust confirms that a separate consent to the inclusion of the final Tax Opinion of K&L Gates LLP on Tax Matters will be filed as an exhibit in a post-effective amendment to the Registration Statement.

Comment 11 – In the Part C, under “Undertaking” please include reference to the final tax opinion and consent.

Response to Comment 29 — The undersigned Registrant agrees that a final Opinion and Consent of K&L Gates LLP regarding certain tax matters and consequences to shareholders discussed in the Proxy Statement and Prospectus will be filed in a post-effective amendment to the Registration Statement.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Securities and Exchange Commission December 6, 2024

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call Abigail Hemnes at (617) 951-9053.

Sincerely,

/s/ Thomas Dee
Thomas Dee, Assistant Secretary of the Trust

Cc:	Abigail P. Hemnes

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com